Exhibit 11.1

LENOX GROUP INC.
COMPUTATION OF NET LOSS PER SHARE
(In thousands, except per share amounts)

	13 Weeks Ended March 31, 2007	13 Weeks Ended April 1, 2006

Basic:
Net loss	$(12,995)	$(7,086)

Weighted average number of common shares outstanding	13,785	13,725

Net loss per common share – basic	$(0.94)	$(0.52)

Assuming Dilution:
Net loss	$(12,995)	$(7,086)

Weighted average number of common shares outstanding	13,785	13,725

Dilutive impact of the assumed exercise of stock options and unvested restricted stock	—	—

Weighted average number of common and common equivalent shares	13,785	13,725

Net loss per common share – assuming dilution	$(0.94)	$(0.52)